Exhibit 99.1

Media Release

Planegg/Munich, Germany, August 1, 2018

MorphoSys AG Reports Second Quarter 2018 Financial Results

The Company has further advanced its pipeline, including proprietary and partnered programs, and established a U.S. footprint to prepare for commercialization in the U.S.

Conference call and webcast (in English) to be held on August 2, 2018, at 2:00 pm CEST (1:00 pm BST / 8:00 am EDT)

•	Ongoing discussions with U.S. FDA regarding path to market for MOR208 as potential therapy for aggressive lymphoma (DLBCL) under the existing breakthrough therapy designation

•	First clinical data from ongoing phase 2 trial of MOR208 plus idelalisib in CLL presented at European Hematology Association (EHA) Annual Meeting

•	Jennifer Herron to head newly founded MorphoSys US Inc. and build commercial capabilities for MOR208

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MorphoSys and Galapagos entered into a global license agreement with Novartis for MOR106. MorphoSys and Galapagos to jointly receive up-front payment of EUR 95 million as well as significant potential future milestone payments plus double-digit royalties

•	Partner Janssen initiated pivotal phase 2/3 program of Tremfya® in Crohn’s disease

•	First patient dosed in phase 3 trial conducted by Roche with gantenerumab as a potential therapy for early Alzheimer’s disease

•	U.S. Nasdaq listing and successful capital increase with gross proceeds of USD 239 million completed in April 2018

•	Cash position increased to EUR 450.5 million as of June 30, 2018

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Following the signature of a deal with Novartis for MOR106 in July 2018 and subject to U.S. antitrust clearance, MorphoSys is increasing its financial guidance for 2018, expecting revenues of between EUR 67 and 72 million, EBIT of EUR -55 to -65 million, and expenses for proprietary development and technology development of EUR 87 to 97 million

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) today reported financial results for the second quarter of 2018.

“MorphoSys has made excellent progress on a number of fronts during the quarter. We continued our constructive discussions with the FDA regarding a path to market for MOR208 in aggressive lymphoma (DLBCL) and presented positive data from our ongoing phase 2 trial of MOR208 in chronic lymphocytic lymphoma (CLL),” commented Dr. Simon Moroney, CEO of MorphoSys AG. “With the establishment of our new U.S. subsidiary MorphoSys US Inc. and the appointment of Jennifer Herron as the head of this organization, we have laid the foundation for a strong commercial presence in preparation for the potential future commercialization of MOR208, subject of course to FDA approval of this investigational drug.”

“We are also very pleased with the advances made by our partners, notably the continued successful marketing of Tremfya® in psoriasis by Janssen as well as the start of additional pivotal programs with Tremfya® in Crohn’s disease by Janssen and with gantenerumab in Alzheimer’s disease by Roche,” Dr. Moroney continued.

“This has been an exciting quarter at MorphoSys and we are encouraged by the recent corporate developments. We successfully listed at Nasdaq in April and, shortly after the quarter, signed an exclusive licensing deal with Novartis for MOR106,” said Jens Holstein, CFO of MorphoSys AG. “Our strong financial position provides us with the flexibility to allocate the necessary resources to our lead program MOR208, continue the advancement of our other pipeline programs and build out our U.S. commercial operations.”

Financial Review for the second quarter of 2018 (IFRS; all figures rounded)

In Q2 2018 MorphoSys continued to focus on the research and development of drug candidates both for its own account as well as with its partners. Group revenues amounted to EUR 8.1 million in Q2 2018 (Q2 2017: EUR 11.7 million). The expected decline compared to the previous year’s second quarter resulted mainly from the completion of a partnership with Novartis in 2017. As the contractual royalty reporting from Janssen for Q2 2018 has not yet been received due to the reporting schedules of Janssen and MorphoSys, Tremfya® royalties booked for Q2 2018 were estimated based on public announcements made by Janssen/J&J on Tremfya® sales in Q2 2018.

In the Proprietary Development segment, MorphoSys focuses on research into, and clinical development of, its own drug candidates in the fields of cancer and inflammation. In Q2 2018, this segment recorded revenues of EUR 0.1 million (Q2 2017: EUR 0.3 million). In the Partnered Discovery segment, MorphoSys applies its proprietary technology to discover new antibodies for pharmaceutical companies, benefiting from its partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. In Q2 2018, revenues in this segment amounted to EUR 8.1 million (Q2 2017: EUR 11.5 million).

Total operating expenses reached EUR 32.7 million in the second quarter of 2018 (Q2 2017: EUR 27.5 million). Proprietary development expenses and technology development expenses amounted to EUR 24.7 million (Q2 2017: EUR 18.6 million). The increase over the previous year’s quarter is mainly due to costs to advance the development of MOR208.

Earnings before interest and taxes (EBIT) in Q2 2018 amounted to EUR -24.1 million (Q2 2017: EUR -15.4 million). The Proprietary Development segment reported an EBIT of EUR -24.6 million (Q2 2017: EUR -18.3 million). EBIT in the Partnered Discovery segment was EUR 5.5 million (Q2 2017: EUR 6.8 million). In Q2 2018, the consolidated net result amounted to EUR -23.5 million (Q2 2017: EUR -16.1 million). The earnings per share for Q2 2018 reached EUR -0.76 (Q2 2017: EUR -0.56).

At the end of Q2 2018, the Company had a cash position of EUR 450.5 million, compared to EUR 312.2 million on December 31, 2017. On the balance sheet, this cash position is reported under the following items: cash and cash equivalents; financial assets at fair value through profit or loss; and current and non-current other financial assets at amortized cost. The increase in funds resulted mainly from the capital increase together with the successful Nasdaq listing completed in April with gross proceeds of USD 239 million. This was partially offset by the use of cash for operating activities in the second quarter of 2018. This cash position does not include the upfront payment to be made by Novartis in connection with the license agreement for MOR106, subject to U.S. antitrust clearance, that was signed after the end of the reporting period.

The number of shares issued totaled 31,808,035 at the end of Q2 2018 (year-end 2017: 29,420,785). The main reason for the increase in the number of shares was the capital increase in connection with the Nasdaq listing in April 2018.

Results for the first six months 2018

During the first six months of 2018, group revenues amounted to EUR 10.9 million (Q1-Q2 2017: EUR 23.6 million). Expenditure for proprietary development and technology development amounted to EUR 39.2 million in the first six months of 2018 (Q1-Q2 2017: EUR 37.3 million). Consequently the EBIT in the first six months of 2018 amounted to EUR -43.2 million, compared to EUR -30.3 million in the first half of 2017.

Financial Guidance and Operational Outlook for 2018

Following the recent signature of a deal with Novartis on MOR106 and pending U.S. antitrust clearance, MorphoSys is increasing its financial guidance for 2018. Subject to U.S. antitrust clearance, MorphoSys expects Group revenues in the range of EUR 67 to 72 million and earnings before interest and taxes (EBIT) of EUR -55 to -65 million. Expenses for proprietary development and technology development are expected to be in a corridor of EUR 87 to 97 million. This guidance does not include any additional revenue from potential new collaborations and/or licensing partnerships nor effects from potential in-licensing or co-development deals for new development candidates.

MorphoSys expects the following events and activities in the Proprietary Development segment for 2018:

MOR208

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L-MIND: Continue analysis of maturing data of all 81 patients with relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL) enrolled in the trial and present updated clinical data at an appropriate medical conference.

•	B-MIND: Continue the pivotal phase 3 study evaluating MOR208 plus bendamustine versus rituximab plus bendamustine in r/r DLBCL.

•	COSMOS: Continue the phase 2 trial of MOR208 plus idelalisib or venetoclax in CLL/SLL and present data from cohort B (MOR208 plus venetoclax) at an appropriate medical conference.

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Commercial activities: Continue establishment of commercial capabilities for MOR208 in the U.S. under the roof of the newly established MorphoSys US Inc., in preparation for a potential launch currently anticipated in 2020 pending FDA approval.

MOR202

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Multiple myeloma (MM): MorphoSys has decided not to continue development of MOR202 in MM beyond completion of the currently ongoing phase 1/2a trial; final data are expected to be presented at an upcoming medical conference. MorphoSys will continue to support its partner I-Mab’s development of MOR202 for the greater Chinese market as planned.

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Lung cancer (NSCLC): Following the discontinuation of a clinical study by Janssen of the CD38 antibody daratumumab in combination with a checkpoint inhibitor, MorphoSys has decided not to continue activities in NSCLC for the time being

•	Other indications: MorphoSys continues to evaluate the development of MOR202 in other indications.

MOR106: Continue the ongoing development together with partner Galapagos under the new global licensing agreement with Novartis.

•	Continue the ongoing phase 2 IGUANA trial in atopic dermatitis.

•	Initiate phase 1 study to evaluate a subcutaneous formulation of MOR106.

•	All future costs related to MOR106 development to be borne by Novartis.

•	Agreement between MorphoSys, Galapagos, and Novartis is subject to clearance by the U.S. antitrust authorities.

MOR107: Continue preclinical investigations of MOR107 with a focus on oncology indications to inform a decision regarding potential further clinical testing.

MOR103/GSK3196165: Following GSK’s recent announcement that positive phase 2b results in rheumatoid arthritis are to be presented at a future scientific congress and that the osteoarthritis indication has been terminated, the publication of clinical data by GSK is expected.

In its Partnered Discovery segment, MorphoSys expects the following events in 2018:

Tremfya® (guselkumab): Several phase 3 trials in psoriasis are scheduled for primary completion in 2018 according to clinicaltrials.gov, including a head-to-head trial comparing Tremfya® to Cosentyx® (secukinumab) in plaque psoriasis.

Other partnered programs: Clinical data and potential regulatory milestones from a number of other partnered programs to be potentially published during the year.

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, and/or acquisition opportunities or the potential initiation of new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

MorphoSys Group Key Figures (IFRS, end of reporting period: June 30)

in EUR million	Q2/2018	Q2/2017	Δ	Q1-Q2 2018	Q1-Q2 2017	Δ
Revenues	8.1	11.7	(31%)	10.9	23.6	(54%)
Total operating expenses	32.7	27.5	+19%	54.6	54.3	+0.6%
R&D expenses	25.8	22.5	+15%	43.0	45.4	(5%)
thereof expenses for proprietary development and technology development	23.7	18.3	+30%	39.2	37.3	+5%
Selling expenses	1.5	0.8	+88%	2.3	1.3	+77%
G&A expenses	5.5	4.2	+31%	9.3	7.6	+22%
Other income/expense	0.5	0.3	+67%	0.5	0.4	+25%
EBIT	(24.1)	(15.4)	(56%)	(43.2)	(30.3)	(43%)
Net loss	(23.5)	(16.1)	(46%)	(43.0)	(31.1)	(38%)
Net loss per share (in EUR)	(0.76)	(0.56)	(36%)	(1.38)	(1.08)	(28%)
Cash position (end of period)	450.5	334.8	+35%	450.5	334.8	+35%
Equity ratio (end of period) (in %)	91.1	87.0	+4.1 PP *	91.1	87.0	+4.1 PP *
No. of R&D programs (end of period)	115	114	+1%	115	114	+1%
No. of clinical programs (end of period)**	29	29	—	29	29	—
No. of proprietary clinical programs (end of period)***	5	6	(17%)	5	6	(17%)

*	Percentage points

**

Including MOR107, which concluded a phase 1 study in 2017 and is currently in preclinical investigation with a focus on oncology indications. Tremfya® is still considered as a clinical program due to ongoing studies in various indications.

***	Including MOR103/GSK3196165 which is fully out-licensed to GSK.

MorphoSys will hold its conference call and webcast on August 2, 2018 to present the second quarter 2018 financial results and the further outlook for 2018.

Dial-in number for the analyst conference call (in English) at 2:00 pm CEST; 1:00 pm BST; 8:00 am EDT (listen-only):

Germany:	+49 (0) 69 201 744 210
For UK residents:	+44 (0) 203 009 2470
For US residents:	+1 (0) 877 423 0830

Participant PIN:	63419794#

Participants are asked to dial in 10 minutes before the beginning of the conference. A live webcast and slides will be made available at https://www.morphosys.com. After the conference call, a slide-synchronized audio replay of the conference and a transcript will be available at https://www.morphosys.com.

The interim statement for the second quarter of 2018 (IFRS) is available online: http://www.morphosys.com/FinancialReports

About MorphoSys:

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. Cosentyx® is a trademark of Novartis AG.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2018, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the U.S. FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding its 2018 results of operations may be incorrect, MorphoSys’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com